                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. Six)

                           Arlington Hospitality, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    041560103
                                 (CUSIP Number)

                                 Kenneth M. Fell
                                30 S. Wacker Dr.
                                   Suite 1003
                             Chicago, Illinois 60606
                                 (312) 382-1984

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 12, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO. 041560103
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Steven J. Belmonte
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4    PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6   United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    9,200
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    9,200
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    9,200
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    .19%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    IN
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 041560103
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      Charles B. Benenson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4    00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            90,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             90,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    76,500
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

      Mr. Benenson disclaims beneficial ownership of 13,500 shares listed in Nos. 7 and 9 above.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    1.54%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    IN
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 041560103
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      The Benenson Capital Company
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4    WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            90,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             90,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    90,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    1.82%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    PN
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 041560103
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Richard A. D'Onofrio
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4    00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            150,600
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             383,508
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             150,600
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          383,508
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    338,519
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

      Mr. D'Onofrio disclaims beneficial ownership of 195,589 shares listed in Nos. 8 and 10 above
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    6.63%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    IN
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO.  041560103
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Kenneth M. Fell
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4    00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            490,700
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             490,700
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    488,200
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

      Mr. Fell disclaims beneficial ownership of 2,500 shares listed in
      Nos. 7 and 9 above
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    9.85%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    IN
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------

                     --SCHEDULE 13D PAGE 2 OF 2 TEMPLATE--
===============================================================================
                                 SCHEDULE 13D
CUSIP NO.
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------

                     --SCHEDULE 13D PAGE 2 OF 2 TEMPLATE--
===============================================================================
                                 SCHEDULE 13D
CUSIP NO.
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------

Item 1.   Security and Issuer.

          Common Stock, par value $0.005 per share ("Common Stock")

          Arlington Hospitality, Inc. (the "Issuer")
          2355 South Arlington Heights Road
          Suite 400
          Arlington Heights, Illinois  60005

Item 2.   Identity and Background.

          (a) This Schedule 13D is being jointly filed by each of the following persons: Steven J. Belmonte, Charles B. Benenson, The Benenson Capital Company ("Benenson Capital"), Richard A. D'Onofrio, Kenneth M. Fell, H. Andrew Torchia and Urban 2000 Corp. (collectively, the "Filing Persons") pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to
               Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

               The Filing Persons have entered into a Joint Filing Agreement, dated as of July 16, 2002, a copy of which is filed with this
               Schedule 13D as Exhibit A, under which the Filing Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons have agreed to act as a group solely for the purposes of seeking the election of Steven J. Belmonte and Kenneth M. Fell to the Issuer's Board of Directors. The Filing Persons believe that the Issuer's corporate governance practices need to be significantly strengthened. In addition, the Filing Persons do not believe that the Board of Directors has considered all opportunities to maximize shareholder value. Thus, the solicitation of the nomination and election of Mr. Belmonte and Mr. Fell is intended to cause the Issuer's Board of Directors to consider more dramatic steps to maximize shareholder value, including disposing of under-performing assets and reassessing the methods used in, and accelerating the pace of, the deployment of the Issuer's assets. Messrs. Benenson, D'Onofrio, Fell and Torchia are members of the Committee to Enhance Shareholder Value, which has been formed in connection with the proposed election of Messrs. Belmonte and Fell to the Issuer's Board of Directors, and have filed a preliminary proxy statement with the United States Securities and Exchange Commission in connection with the solicitation of proxies for the purpose of electing Messrs. Belmonte and Fell to the Issuer's Board of Directors.

          (b)  Address of Principal Business Location and Principal Office:

               (1)  Steven J. Belmonte:

                    3 Golden Corner Way
                    Randolph, NJ  07869

               (2)  Charles B. Benenson and Benenson Capital:

                    708 Third Avenue, 28th Floor
                    New York, NY  10017

               (3)  Richard A. D'Onofrio, H. Andrew Torchia and Urban 2000:

                    10300 West Higgins Road
                    Suite 105
                    Rosemont, Illinois 60018-5618

               (4)  Kenneth M. Fell:

                    30 S. Wacker Drive
                    Suite 1003
                    Chicago, Illinois 60606

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

               (1) Steven J. Belmonte: Mr. Belmonte's principal occupation is acting as a consultant for the hospitality industry. His business address is 3 Golden Corner Way, Randolph, NJ 07869.

               (2) Charles B. Benenson: Mr. Benenson's principal occupation is acting as the General Manager of Benenson Capital, a real estate investment firm. His business address is 708 Third Avenue, 28th Floor, New York, NY 10017.

               (3) Benenson Capital: The principal business of Benenson Capital is investing in real estate directly or through investment vehicles. The address of Benenson Capital's principal business and its principal office is 708 Third Avenue, 28th Floor, New York, NY 10017.

               (4) Richard A. D'Onofrio: Mr. D'Onofrio's principal occupation is business development consultant. His business address is 10300 West Higgins Road, Suite 105, Rosemont, Illinois 60018-5618.

               (5) Kenneth M. Fell: Mr. Fell's principal occupation is president of KF Inc., a financial derivatives trading corporation. His business address is 30 S. Wacker Drive, Suite 1003, Chicago, Illinois 60606.

               (6) H. Andrew Torchia: Mr. Torchia's principal occupation is being the sole director, president and treasurer of Urban and an active partner in various partnerships and limited liability companies. His business address is 10300 West Higgins Road, Suite 105, Rosemont, Illinois 60018-5618.

               (7) Urban 2000: The principal business of Urban 2000 Corp. is business development, consulting and investments. The address of Urban's principal business and its principal office is 10300 West Higgins Road, Suite 105, Rosemont, Illinois 60018-5618.

          (d) During the past five years, none of the Filing Persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

          (e) During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

          (f) Benenson Capital is a partnership organized under the laws of the State of New York. Urban is a Delaware corporation. Messrs. Belmonte, Benenson, D'Onofrio, Fell and Torchia are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

               (1) Steven J. Belmonte: Mr. Belmonte purchased his shares with personal funds.

               (2) The Benenson Capital Company: Benenson Capital purchased all of its shares with working capital.

               (3) Charles B. Benenson: Mr. Benenson did not directly purchase shares; all of the shares he beneficially owns were purchased by Benenson Capital.

               (4) Richard A. D'Onofrio: Mr. D'Onofrio purchased his shares with personal funds.

               (5) H. Andrew Torchia: Mr. Torchia purchased his shares with personal funds.

               (6) Kenneth M. Fell: Mr. Fell purchased the shares with personal funds.

               (7) Urban 2000: Urban purchased its shares with working capital.

Item 4.  Purpose of Transaction.

         Each of the Filing Persons acquired their shares of the Issuer's Common Stock because they considered the shares to be good investment at the time. The Filing Persons believe the Issuer's Board of Directors has not considered all opportunities to maximize shareholder value. The Filing Persons previously have been in contact with members of the Issuer's Board of Directors, other large shareholders and others regarding opportunities for maximizing shareholder value, including, but not limited to, the execution of the Issuer's previously announced common stock buy-back plan. With a view to fostering the Board of Director's consideration of these opportunities, the Filing Persons seek the addition of Messrs. Belmonte and Fell to serve on the Board of Directors. Specifically, the Filing Persons believe the Board of Directors should consider strategies such as executing Arlington's previously announced common stock buy-back program, disposing of underperforming assets and reassessing the methods used in, and accelerating the pace of, the deployment of the Issuer's assets. The Filing Persons have agreed to form a group solely for these purposes. The Filing Persons seek the addition of Messrs. Belmonte and Fell to the Issuer's Board of Directors by causing their election at the annual meeting of shareholders. Messrs. Benenson, D'Onofrio, Fell and Torchia are members of the Committee to Enhance Shareholder Value, which has been formed in connection with the proposed election of Messrs. Belmonte and Fell to the Issuer's Board of Directors, and have filed a preliminary proxy statement with the United States Securities and Exchange Commission in connection with the solicitation of proxies for the purpose of electing Messrs. Belmonte and Fell to the Issuer's Board of Directors.

         Other than as disclosed above, none of the Filing Persons has any definite plans regarding an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries. The Filing Persons reserve the right to acquire additional shares of Common Stock, to dispose of shares of Common Stock or to formulate other purposes, plans or proposals deemed advisable regarding the Company.

Item 5.  Interest in Securities of the Issuer.

          (a) According to the Definitive Proxy Statement filed by the issuer on July 10, 2002, as of July 1, 2002 the Issuer had 4,958,056 shares of Common Stock outstanding.

               (1) The following table reflects the ownership of shares of the Issuer's Common Stock owned by the Filing Persons as a group. The table excludes shares which are indirectly owned where the direct owner is also a Filing Person, and therefore may not reflect all shares beneficially owned by each individual Filing Person; see Items (2) through (8) below for further information concerning beneficial ownership:

                    Name                           Number of Shares  Percentage
                    Steven J. Belmonte                  9,200           .19%
                    Benenson Capital Company           90,000          1.82%
                    Richard A. D'Onofrio             150,600(A)        2.95%
                    Kenneth M. Fell                  490,700(B)        9.90%
                    H. Andrew Torchia                230,443(C)        4.51%
                    Urban 2000 Corp.                 383,508(D)        7.74%
                                                    ----------        -----
                    Filing Persons as a Group        1,354,451         25.76%
                    --------------------------

                  (A) Consists of 150,000 shares issuable upon the exercise of options held by Mr. D'Onofrio and 600 shares indirectly owned through Urban Defined Benefit Plan.

                  (B) Consists of 88,100 shares held in IRA accounts for the benefit of Mr. Fell, 200,670 shares indirectly owned through the KF, Inc. Profit Sharing Plan, 199,430 shares indirectly owned through the Kenneth M. Fell Trust, of which Mr. Fell is trustee, and 2,500 shares held in an IRA account for the benefit of Mr. Fell's wife, Margaret
                       A. Fell. Mr. Fell disclaims beneficial ownership of the 2,500 shares held in his wife's IRA account.

                  (C) Consists of 65,543 shares owned directly by Mr. Torchia, 150,000 shares issuable upon the exercise of options held by Mr. Torchia, 11,400 shares indirectly owned through Urban Defined Benefit Plan and 3,500 shares indirectly owned through Rosemont Hotel 398, LP.

                  (D) Consists of 375,832 shares owned directly by Urban and 7,676 shares owned through Urban's subsidiary, Urban Niles.

                       (2) Steven J. Belmonte: Mr. Belmonte beneficially owns 9,200 shares of the Issuer's Common Stock, all of which he owns directly. Mr. Belmonte disclaims beneficial ownership of shares held by the other Filing Persons.

          (3) Charles B. Benenson: Mr. Benenson beneficially owns 76,500 shares of the Issuer's Common Stock, consisting of 76,500 of the 90,000 shares owned by Benenson Capital. In addition, Mr. Benenson may be deemed the beneficial owner of the remaining 13,500 shares owned by Benenson Capital. Mr. Benenson disclaims beneficial ownership of these 13,500 shares and of shares held by the other Filing Persons.

          (4) Benenson Capital beneficially owns 90,000 shares of the Issuer's Common Stock, all of which it owns directly. Benenson Capital disclaims beneficial ownership of shares held by the other Filing Persons.

          (5) Richard A. D'Onofrio: Mr. D'Onofrio beneficially owns 338,519 shares of the Issuer's Common Stock, consisting of 150,000 shares issuable upon the exercise of options held by Mr. D'Onofrio, 600 shares indirectly owned through the Urban Defined Benefit Plan and 187,919 of the 383,508 shares owned by Urban. In addition, Mr. D'Onofrio may be deemed the beneficial owner of the remaining 195,589 shares owned by Urban. Mr. D'Onofrio disclaims beneficial ownership of these 195,589 shares and of shares held by the other Filing Persons.

          (6) Kenneth M. Fell: Mr. Fell beneficially owns 488,200 shares of the Issuer's Common Stock, consisting of 88,100 shares held in IRA accounts for the benefit of Mr. Fell, 200,670 shares indirectly owned through the KF, Inc. Profit Sharing Plan and 199,430 shares indirectly owned through the Kenneth M. Fell Trust, of which Mr. Fell is trustee. In addition, Mr. Fell may be deemed the beneficial owner of 2,500 shares held in an IRA account for the benefit of Mr. Fell's wife, Margaret A. Fell. Mr. Fell disclaims beneficial ownership of the 2,500 shares held in his wife's IRA account and of shares held by the other Filing Persons.

          (7) H. Andrew Torchia: Mr. Torchia beneficially owns 426,032 shares of the Issuer's Common Stock, consisting of 65,543 shares owned directly, 150,000 shares issuable upon the exercise of options held by Mr. Torchia, 11,400 shares indirectly owned through Urban Defined Benefit Plan, 3,500 shares owned through Rosemont Hotel 398, LP, and 195,589 of the 383,508 shares owned by Urban. In addition, Mr. Torchia may be deemed the beneficial owner of the remaining 187,919 shares owned by Urban. Mr. Torchia disclaims beneficial ownership of these shares, and of shares held by the other Filing Persons.

          (8) Urban 2000 beneficially owns 383,508 shares of the Issuer's Common Stock, consisting of 375,832 shares owned directly and 7,676 shares owned by its subsidiary, Urban Niles. Urban disclaims beneficial ownership of shares held by the Other Filing Persons.

     (b)

          (1) Mr. Belmonte has sole voting power and sole dispositive power with respect to all 9,200 shares of the Issuer's Common Stock that he beneficially owns.

          (2) Mr. Benenson has sole voting power and sole dispositive power with respect to the 90,000 shares of the Issuer's Common Stock owned directly by Benenson Capital. Mr. Benenson disclaims beneficial ownership of 13,500 shares owned directly by Benenson Capital.

          (3) Benenson Capital has sole voting power and sole dispositive power with respect to the 90,000 shares of Common Stock of the Issuer owned by it.

          (4) Mr. D'Onofrio has shared voting power and shared dispositive power with respect to the 383,508 shares of common stock of the Issuer owned directly or indirectly by Urban. Mr. D'Onofrio has sole voting power and sole dispositive powers with respect to the 150,600 shares of common stock owned by Mr. D'Onofrio directly and through the Urban Defined Benefit Plan. Mr. D'Onofrio disclaims beneficial ownership of 195,589 shares owned directly or indirectly by Urban.

          (5) Mr. Fell has sole voting power and sole dispositive powers with respect to all 490,900 shares of the Issuer's Common Stock that he beneficially owns.

          (6) Mr. Torchia has shared voting power and shared dispositive power with respect to the 383,508 shares of Common Stock of the Issuer owned directly and indirectly by Urban. Mr. Torchia has sole voting power and sole dispositive powers with respect to the 230,443 shares of common stock owned directly and indirectly by Mr. Torchia. Mr. Torchia disclaims beneficial ownership of 187,919 shares owned directly or indirectly by Urban.

          (7) Urban has sole voting power and sole dispositive power with respect to the 383,508 shares of Common Stock of the Issuer directly or indirectly owned by it.

     (c) Mr. Belmonte purchased 9,200 shares of the Issuer's Common Stock in a series of transactions on June 4, 2002. Other than these transactions, none of the Filing Persons has effected transactions in the class of securities reported during the past sixty days.

     (d)

          (1)  Item 5(d) is not applicable to Mr. Belmonte.

          (2)  Mr. Benenson controls Benenson Capital.

          (3)  Benenson Capital is controlled by Mr. Benenson, its General
               Manager.

          (4) Mr. D'Onofrio owns 49% of the common stock of Urban. He is the secretary of Urban.

          (5)  Item 5(d) is not applicable to Mr. Fell.

          (6) Mr. Torchia controls Urban and Urban Niles. He is the majority shareholder, sole director, president and treasurer of Urban and the sole director, president and treasurer of Urban Niles.

          (7) Urban is controlled by H. Andrew Torchia, its majority shareholder, sole director, president and treasurer.
               Richard A. D'Onofrio is a minority shareholder and the secretary of Urban.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None of the Filing Persons is a party to any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7. Material to be filed as Exhibits.

     A joint filing statement is filed as Exhibit A to this Schedule 13D.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 2002

                                       /s/ Steven J. Belmonte
                                       -----------------------------------------
                                       Steven J. Belmonte

                                       /s/ Charles B. Benenson
                                       -----------------------------------------
                                       Charles B. Benenson


                                       THE BENENSON CAPITAL COMPANY

                                       By: /s/ Charles B. Benenson
                                           -------------------------------------
                                           Charles B. Benenson
                                           General Manager

                                       /s/ Richard A. D'Onofrio
                                       -----------------------------------------
                                       Richard A. D'Onofrio

                                       /s/ Kenneth M. Fell
                                       -----------------------------------------
                                       Kenneth M. Fell

                                       /s/ H. Andrew Torchia
                                       -----------------------------------------
                                       H. Andrew Torchia


                                       URBAN 2000 CORP.

                                       By: /s/ H. Andrew Torchia
                                           -------------------------------------
                                           H. Andrew Torchia
                                           President

                            EXHIBIT A TO SCHEDULE 13D

                               DATED JULY 16, 2002
     STEVEN J. BELMONTE, CHARLES B. BENENSON, THE BENENSON CAPITAL COMPANY, RICHARD A. D'ONOFRIO KENNETH M. FELL, H. ANDREW TORCHIA AND URBAN 2000 CORP.

                             JOINT FILING AGREEMENT

     Steven J. Belmonte ("Belmonte"), Charles B. Benenson ("Benenson"), The Benenson Capital Company ("Benenson Capital"), Richard A. D'Onofrio ("D'Onofrio"), Kenneth Fell ("Fell"), H. Andrew Torchia ("Torchia")and Urban 2000 Corp., a Delaware corporation ("Urban") hereby agree that the Amendment to
Schedule 13D to which this statement is attached is filed on behalf of Belmonte, Benenson, Benenson Capital, D'Onofrio, Fell, Torchia and Urban and that any amendments to this Amendment to Schedule 13D may be filed on behalf of Belmonte, Benenson, Benenson Capital, D'Onofrio, Fell, Torchia and Urban.

July 16, 2002


                          /s/ Steven J. Belmonte
                          -----------------------------------------------------
                          Steven J. Belmonte

                          /s/ Charles B. Benenson
                          -----------------------------------------------------
                          Charles B. Benenson

                          THE BENENSON CAPITAL COMPANY

                          By:  /s/ Charles B. Benenson
                               ------------------------------------------------
                               Charles B. Benenson
                               General Manager

                          /s/ Richard A. D'Onofrio
                          -----------------------------------------------------
                          Richard A. D'Onofrio

                          /s/ Kenneth M. Fell
                          -----------------------------------------------------
                          Kenneth M. Fell

                          /s/ H. Andrew Torchia
                          -----------------------------------------------------
                          H. Andrew Torchia

                          URBAN 2000 CORP.

                          By:  /s/ H. Andrew Torchia
                               ------------------------------------------------
                               H. Andrew Torchia
                               President